Exhibit 12

FIRSTMERIT CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges (unaudited)

	Year Ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$21,961	$21,022	$18,420	$5,580	$9,639
Interest Factor Within Rent Expense (1)	4,630	4,672	4,122	2,669	2,661
Total Fixed Charges	26,591	25,694	22,542	8,249	12,300
Preferred Stock dividends	5,876	5,876	5,337	—	—
Total Fixed Charges and Preferred Stock Dividends	$32,467	$31,570	$27,879	$8,249	$12,300

Earnings:
Income Before Income Taxes	$326,503	$339,894	$263,191	$189,799	$168,252
Fixed Charges - Excluding Preferred Stock Dividends	26,591	25,694	22,542	8,249	12,300
Total Earnings	$353,094	$365,588	$285,733	$198,048	$180,552

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	13.28	14.23	12.68	24.01	14.68
Ratio of Earnings to Combined Fixed Charges,
Excluding Interest on Deposits	10.88	11.58	10.25	24.01	14.68

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$58,222	$56,930	$55,018	$38,853	$58,629
Interest Factor Within Rent Expense (a)	4,630	4,672	4,122	2,669	2,661
Total Fixed Charges	62,852	61,602	59,140	41,522	61,290
Preferred Stock dividends	5,876	5,876	5,337	—	—
Total Fixed Charges and Preferred Stock Dividends	$68,728	$67,478	$64,477	$41,522	$61,290

Earnings:
Income Before Income Taxes	$326,503	$339,894	$263,191	$189,799	$168,252
Fixed Charges - Excluding Preferred Stock Dividends	62,852	61,602	59,140	41,522	61,290
Total Earnings	$389,355	$401,496	$322,331	$231,321	$229,542

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	6.19	6.52	5.45	5.57	3.75
Ratio of Earnings to Combined Fixed Charges,
Including Interest on Deposits	5.67	5.95	5.00	5.57	3.75

(1) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.